CM 11/9

AM 11-2-2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
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[redacted] **ANNUAL AUDITED REPORT**
FORM X-17A-5
PART III

04013471

SEC FILE NUMBER
8- 27688

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 09/01/03 (MM/DD/YY) AND ENDING 08/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
WHITEHALL PARKER SECURITIES INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
477 PACIFIC AVENUE, SECOND FLOOR
(No. and Street)

SAN FRANCISCO (City) CA (State) 94133 (Zip Code)

SEC MAIL PROCESSING RECEIVED OCT 2 9 2004 WASH. D.C. 179 SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MR. DAN PISENTI (415) 421-5935
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROBERT STEPHENSON AN ACCOUNTANCY CORPORATION
(Name – *if individual, state last, first, middle name*)

515 N. SEPULVEDA BLVD., STE. A (Address) MANHATTAN BEACH (City) CA (State) 90266 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
NOV 1 2 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DAN PISENTI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WHITEHALL PARKER SECURITIES INC., as of AUGUST 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SUBSCRIBED AND SWORN TO BEFORE ME
THIS 28th DAY OF OCT., 2004,
BY DANIEL EDWARD PISENTI
[signature]
NOTARY PUBLIC

Notary Public

[signature: Daniel E. Pisenti]
Signature

PRESIDENT
Title

ANTONIO LOCATELLI
Comm. # 1457347
NOTARY PUBLIC - CALIFORNIA
City & County of San Francisco
My Comm. Expires Jan. 18, 2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C.

ANNUAL AUDIT REPORT

DATE - AUGUST 31, 2004

WHITEHALL PARKER SECURITIES, INC.

477 Pacific Ave., Second Floor

SAN FRANCISCO, CALIFORNIA 94133

CONTENTS

ROBERT STEPHENSON
An Accountancy Corporation
515 N. Sepulveda Blvd., Suite A
Manhattan Beach, California 90266
(310) 318-1592

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Whitehall Parker Securities, Inc.
San Francisco, California

I have audited the accompanying statement of financial condition of Whitehall Parker Securities, Inc.(a California corporation) as of August 31, 2004 and the related statements of revenue and expenses, changes in cash flows, and changes in stockholders' equity for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by Rule 15c3-1. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Whitehall Parker Securities, Inc. as of August 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. The above-mentioned supplemental schedule, when considered in relation to the financial statements, presents fairly, in all material respects the information included therein in conformity with the rules under the Securities Exchange Act of 1934.

Manhattan Beach, California
October 13, 2004

Whitehall Parker Securities, Inc.

STATEMENT OF FINANCIAL CONDITION

August 31, 2004

ASSETS

CURRENT ASSETS		
Cash		$ 99,482
Receivables		
Commissions		33,652
Total current assets		133,134
PROPERTY AND EQUIPMENT - AT COST		
Furniture and equipment	$ 8,648	
Less accumulated depreciation	8,367	281
OTHER ASSET		
Deposit		3,000
		$136,415

LIABILITIES

CURRENT LIABILITIES		
Accounts payable		$ 44,418
Income taxes payable		1,966
Total current liabilities		46,384
STOCKHOLDERS' EQUITY		
Common stock	$ 8,000	
Additional paid-in capital	21,123	
Retained earnings	60,908	90,031
		$136,415

The accompanying notes are an integral part of this statement.

Whitehall Parker Securities, Inc.

STATEMENT OF REVENUE AND EXPENSES

For the year ended August 31, 2004

REVENUE		
Commissions		$982,782
OPERATING EXPENSES		
Salaries and commissions	$852,058	
Administrative	19,814	
Bad debts	18,448	
Depreciation	187	
Insurance	7,240	
Legal and accounting	7,385	
Office expense	2,385	
Rent	36,000	
Payroll taxes	4,724	
Telephone	3,253	951,494
Income from operations		31,288
INCOME TAXES		2,778
NET INCOME		$ 28,510

The accompanying notes are an integral part of this statement.

Whitehall Parker Securities, Inc.

STATEMENT OF CASH FLOWS

For the year ended August 31, 2004

Cash flows from operating activities	
Cash received from customers	$982,697
Cash paid to suppliers and employees	(913,185)
Income taxes paid	(812)
Net cash provided by operating activities	$ 68,700
Cash flows from investing activities	-
Cash flows from financing activities	-
Net increase in cash	68,700
Cash at September 1, 2003	30,782
Cash at August 31, 2004	$ 99,482
Reconciliation of net income to net cash provided by operating activities	
Net income	$ 28,510
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation	187
(Increase) decrease in:	
Commissions receivable	16,364
Increase (decrease) in:	
Accounts payable	21,673
Income taxes payable	1,966
Net cash provided by operating activities	$ 68,700

The accompanying notes are an integral part of this statement.

Whitehall Parker Securities, Inc

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the year ended August 31, 2004

	Common Stock	Paid-in Capital	Retained Earnings	Total
Balance at September 1, 2003	$ 8,000	$ 21,123	$ 32,398	$ 61,521
Net income for the year	-	-	28,510	28,510
Balance at August 31, 2004	$ 8,000	$ 21,123	$ 60,908	$ 90,031

The accompanying notes are an integral part of this statement.

NOTE A - SUMMARY OF ACCOUNTING POLICIES

A summary of the company's accounting policies consistently applied in the preparation of its financial statements is as follows:

1. Whitehall Parker Securities, Inc. was incorporated February 1, 1982 under the laws of the State of California. The Company is a broker dealer registered with the Securities and Exchange Commission.

2. As a registered broker-dealer, the Company is subject to Rule 15c3-1 of the Securities and Exchange Commission which requires the maintenance of minimum net capital of 6 ⅔% of aggregate indebtedness or $5,000, whichever is greater, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At August 31, 2004, the Company had complied with both requirements.

3. Depreciation is provided for in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives, principally using the modified accelerated cost recovery method (MACRS).

4. Income tax returns have not been examined by governmental agencies since the Company's inception. The Company has a net operating loss carry forward expiring in 2023 in the amount of $5,829.

5. For purposes of the statement of cash flows, the company considers all unrestricted investment instruments purchased with original maturities of three months or less to be cash equivalents. At August 31, 2004 there were no cash equivalents.

6. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures.

Whitehall Parker Securities, Inc.

COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT TO RULE 15c 3-1

August 31, 2004

NET CREDITS	
Shareholders' equity	$ 90,031
DEBITS	
Nonallowable assets	14,230
NET CAPITAL	$ 75,801
6 ⅔% of aggregate indebtedness amount or $5,000, whichever is greater	5,000
EXCESS NET CAPITAL	$ 70,801

SCHEDULE 1 - RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED NET CAPITAL AT AUGUST 31, 2004

Net capital per unaudited Focus Report II A		$ 74,381
Adjustments		
Accounts receivable	$ 105	
Property and equipment	281	
Deposit	3,000	
Income taxes payable	(1,966)	1,420
Net capital per audit report		$ 75,801

Whitehall Parker Securities, Inc.

COMPUTATION OF DETERMINATION OF RESERVE
REQUIREMENTS PURSUANT TO RULE 15c 3-3

August 31, 2004

The Respondent claims an exemption from Rule 15c 3-3 under Section (k)(2)(B).

Whitehall Parker Securities, Inc.

INFORMATION RELATING TO THE POSSESSION
OR CONTROL REQUIREMENTS UNDER RULE 15c 3-3

August 31, 2004

Schedule is not applicable.

<u>PART II</u>

Whitehall Parker Securities, Inc.

INDEPENDENT AUDITOR'S REPORT ON THE INTERNAL CONTROL STRUCTURE

August 31, 2004

ROBERT STEPHENSON
An Accountancy Corporation
515 N. Sepulveda Blvd., Suite A
Manhattan Beach, California 90266
(310) 318-1592

Board of Directors
Whitehall Parker Securities, Inc.

INDEPENDENT AUDITOR'S REPORT ON THE INTERNAL CONTROL STRUCTURE

I have examined management's assertion, included in its representation letter dated October 13, 2004, that Whitehall Parker Securities, Inc. maintained an effective internal control structure over financial reporting as of August 31, 2004.

My examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included obtaining an understanding of the internal control structure over financial reporting, testing and evaluating the design and operating effectiveness of the internal control structure, and such other procedures as I considered necessary in the circumstances. I believe that my examination provides a reasonable basis for my opinion.

Because of inherent limitations in any internal control structure, errors or irregularities may occur and not be detected. Also, projections of any evaluation of the internal control structure over financial reporting to future periods are subject to the risk that the internal control structure may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In my opinion, management's assertion that Whitehall Parker Securities, Inc. maintained an effective internal control structure over financial reporting as of August 31, 2004, is fairly stated, in all material respects, based on criteria established in "Internal Control - Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission.

This report is intended solely for the information and use of the Board of Directors, management of Whitehall Parker Securities, Inc., and the Securities and Exchange Commission and should not be used for any other purpose.

Manhattan Beach, California
October 13, 2004